[REALNETWORKS LETTERHEAD]

September 29, 2011

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Jaime G. John, Staff Accountant

Re:	RealNetworks, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 9, 2011
File No. 000-23137

Dear Mr. Gilmore:

RealNetworks, Inc. (the “Company”) submits this letter in response to the comments contained in the staff of the Securities and Exchange Commission’s (the “Staff”) letter dated September 16, 2011 (the “Comment Letter”) relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. For your convenience, we have repeated the comments contained in the Comment Letter below in italicized, bold type before our response. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 54

1.	Your response to prior comment 5 indicates that revenue for downloaded games is recognized once the game is delivered to the customer. However, we further note that there are some online game play capabilities. Please tell us whether the online game play is considered essential to the functionality of the downloaded game.

United States Securities and Exchange Commission

September 29, 2011

Response: Two different types of games the Company offers to its customers are downloadable and online. The Company’s downloadable games are purchased by the Company’s customers, and after purchase are downloaded to the customer’s electronic device, such as a computer or cell phone, and game play is from that locally downloaded file. The Company does not offer any online game play or functionality with respect to the downloaded game. By comparison, the Company’s online games are offered for free to customers and played by its customers online.

2.	Additionally, your response to prior comment 5 indicates that the microtransactions relate to the purchase of virtual goods associated with your social games and revenue is recognized once the customer purchases the virtual goods. Please provide additional details regarding these transactions including whether the virtual goods are consumed over time by the customer, have a limited life or are perpetual. In your response, please also tell us how you determined that immediate revenue recognition was appropriate including how you considered recognizing revenue as the item is consumed, over the life of the item or over the estimated life of the item or game if perpetual.

Response: The revenue recognized from the sales of virtual goods for the year ended December 31, 2010, and the six months ended June 30, 2011, was $1.2 million and $1.3 million, respectively. Nearly all of the Company’s virtual goods sold in the year ended December 31, 2010, and in the six months ended June 30, 2011, were consumable by its customers based on a specific, one-time player action and were not consumed over a period of time. In addition, the Company’s consumable virtual goods are consumed by its customers within a short time frame after purchase. One typical example of the Company’s consumable virtual goods is a Boost Card (similar to a wild card) within the Uno Boost card game that a user may purchase and then use once by substituting the Boost Card for one of the other cards in the user’s hand. The Company currently recognizes revenue at the time of sale of virtual goods because of the short time period between purchase and consumption, and as a result, any difference in revenue between purchase and consumption is inconsequential.

United States Securities and Exchange Commission

September 29, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 15 – Commitment and Contingencies

Litigation, page 16

3.	We note the disclosure added on page 17 in response to prior comment 9 with respect to the Greenville Communications litigation indicates that you are unable to quantify the impact on your future “consolidated financial position or results of operations.” Additionally, we note that the disclosure added with respect to the ASCAP litigation states your belief that the ultimate outcome of the proceeding will not have a material effect on your “financial position or results of operations.” It is unclear whether you omitted the company’s cash flows for a particular reason. Please confirm that in future filings your disclosure will provide information in the context of your financial statements as a whole, rather than any variation thereof. By its omission of reference to cash flows, such disclosure may imply that litigation could be material to the company’s cash flows.

Response: The additional disclosure described in the Staff’s Comment above relating to the Greenville Communications litigation and the ASCAP litigation was intended to communicate that the expected impacts disclosed applied with respect to all aspects of the Company’s financial position, including its future cash flows. More specifically, consistent with the disclosure included in Note 15, the Company is unable to quantify the impact of the Greenville Communications litigation on its future cash flows and does not believe that the ultimate outcome of the ASCAP litigation will have a material effect on its future cash flows. In future filings, the Company will more clearly state expected impacts from litigation matters on its financial statements as a whole.

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United States Securities and Exchange Commission

September 29, 2011

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 674-2529, or Brian Keyes of Wilson Sonsini Goodrich & Rosati at (206) 883-2536, with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

RealNetworks, Inc.

/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

cc:	Michael Lunsford, Interim CEO
Tracy D. Daw, Chief Legal Officer
RealNetworks, Inc.

Brian Keyes, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson
KPMG LLP